Sixteenth Bank Loan Certificate of Notification
                             (Second Quarter - 2000)

                                    Filed by

                            MISSISSIPPI POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8797.

                              - - - - - - - - - - -

Mississippi Power Company (MISSISSIPPI) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter at the end of the second quarter of 2000, MISSISSIPPI had:

Short-term and/or term loan notes outstanding - $47,000,000;

Commercial paper to dealers outstanding - $0; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:       August 10, 2000               MISSISSIPPI POWER COMPANY


                                           By:     /s/Wayne Boston
                                                     Wayne Boston
                                                  Assistant Secretary